As filed with the Securities and Exchange Commission on January 11, 2013

Registration No. 333-129788

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

iGATE COMPUTER SYSTEMS LIMITED

(Formerly known as Patni Computer Systems Limited)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

India

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York, 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption Filed Herewith as Prospectus

1. Name and address of depositary Introductory Article

2. Title of American Depositary Receipts and identity of Face of Receipt, top center deposited securities

Terms of Deposit:

(i) The amount of deposited securities represented                           Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii) The procedure for voting, if any, the deposited                            Articles number 15, 16 and 18

securities

(iii) The collection and distribution of dividends                                Articles number 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy                           Articles number 11, 15, 16 and 18

soliciting material

(v) The sale or exercise of rights                                                            Articles number 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from                           Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization                                         and 18

(vii) Amendment, extension or termination of the                               Articles number 20 and 21

deposit agreement

(viii) Rights of holders of Receipts to inspect the                               Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix) Restrictions upon the right to deposit of                                       Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities                                                        22

(x) Limitation upon the liability of the depositary                               Articles number 13, 18, 19 and 21

3. Fees and Charges                                                                                             Articles number 7 and 8

Item – 2. Available Information

Public reports furnished by issuer Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of December 7, 2005, among Patni Computer Systems Limited, The Bank of New York, as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. -- Filed previously.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 11, 2013.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of iGATE Computer Systems Limited.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, iGATE Computer Systems Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, India, on January 11, 2013.

iGATE Computer Systems Limited

By: /s/ Mukund Srinath

Name: Mukund Srinath

Title: Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 11, 2013.

/s/ Phaneesh Murthy                           Principal executive officer

Phaneesh Murthy

/s/ Ananth Nayak                                  Principal financial and accounting officer

Ananth Nayak

/s/ Phaneesh Murthy                            Director

Phaneesh Murthy

/s/ Sujit Sircar                                         Director

Sujit Sircar

/s/ Mukund Srinath                               Director

Mukund Srinath

/s/ Phaneesh Murthy                            Authorized Representative in the United States

Phaneesh Murthy

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.